SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2005

SILICOM LTD.

(Translation of Registrant’s name into English)

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd. (Registrant) BY: /S/ Shaike Orbach —————————————— Shaike Orbach Chief Executive Officer

Dated: June 9th, 2005

FOR IMMEDIATE RELEASE

SILICOM EXTENDS INTO ADDITIONAL MARKETS:
ACHIEVES DESIGN WINS WITH TELECOM,
STORAGE AND ACCELERATION APPLIANCE
MANUFACTURERS
– 3 New Design Wins Together With about $400K in Initial Orders –

        KFAR SAVA, Israel–June 9, 2005–Silicom Ltd. (Nasdaq: SILCF) today announced that it has achieved three new design wins, and received initial orders totaling about $400,000, for its Multiport Gigabit Ethernet Adapter products from manufacturers in three additional market segments, demonstrating the excellent match of its flexible products with a wide range of connectivity needs:

—	A leading VAS (Value-Added Services) solution provider will use Silicom’s Quad-Port Gigabit Ethernet Adapters to increase the throughput and connectivity of its server-based SMS solutions.

—	A manufacturer of advanced storage solutions will use Silicom’s Quad-Port Gigabit Ethernet Adapters to maximize inter-server throughput.

—	A manufacturer of data acceleration appliances will use Silicom’s Bypass Gigabit Ethernet Adapter to guarantee data availability in times of appliance failure, to enhance traffic throughput and to provide multiport connectivity.

        “We are excited by the continuously growing momentum of our multi-port Gigabit Ethernet server adapter business,” said Mr. Shaike Orbach, President and CEO of Silicom. “The strategic importance of our success in the high-growth Security Appliance sector, one of our first target markets, is illustrated by last month’s Design Win with a Tier 1 security industry player, which has already resulted in $660,000 of orders, most of which has already been delivered. Now, as demonstrated by these three new Design Wins, we are expanding our horizons to additional market segments which also need our high performance connectivity solutions. We believe that all these markets and more represent significant long-term potential that we are only beginning to address.”

Silicom Ltd. is an industry-leading provider of high-performance network connectivity solutions. The Company’s flagship products include a variety of multi-port Gigabit Ethernet server adapters and innovative BYPASS adapters designed to increase throughput and availability of security appliances and other mission-critical gateway applications. Silicom also offers a broad range of customizable PC Cards, PCI cards and USB products. For more information, please visit: www.silicom.co.il.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company’s control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company’s periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Contact:

Shaike Orbach, CEO
Silicom Ltd.
Tel: +972-9-764-4555
E-mail: shaike@silicom.co.il